Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES PLAZA CENTERS WAS AWARDED Aa3
RATING TO RAISE UP TO $330 MILLION OF NEW DEBT BY MIDROOG LTD, AN
AFFILIATE OF MOODY'S INVESTORS SERVICE

Tel-Aviv, Israel, January 9, 2008, Elbit Imaging Ltd. (NASDAQ: EMITF) (“EI” or the “Company”) today announced that its subsidiary, Plaza Centers N.V. (LSE: PLAZ) (WSE: PLAZ/PLAZACNTR) (“Plaza”), a leading emerging markets property developer in Central and Eastern European and in India, announced today that MIDROOG ltd., The Israeli Credit Rating Agency and an affiliate of Moody’s Investors Service, has approved a rating of “Aa3” on Moody’s scale for Plaza to raise new debt up to the amount of US$330 million, on top of the current US$70 million which were raised in July 2007 and is also rated Aa3 by MIDROOG ltd.

As announced on December 13, 2007 by Plaza, Plaza’s Board of Directors has authorized the filing of a draft prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”) in connection with a potential offering to the public in Israel of unsecured non-convertible Series B Notes (“Series B Notes”) and their listing on the TASE. The prospectus will also be used to list approximately New Israeli Shekels (“NIS”) 305 million (approximately  EUR 53.3 Million) of unsecured non-convertible Series A Notes for trade on the TASE. These were originally issued by Plaza to investors in Israel in a private transaction in July 2007 (“Series A Notes”). The Series A Notes bear an annual interest rate of 5%, which will be reduced to 4.5% once they are listed for trade on the TASE.

Plaza now has the financial flexibility to issue additional corporate bonds in order to finance its continued growth, as an alternative to raising funds through the equity markets.  In the event that Plaza decides to proceed with an offer of further corporate bonds, it anticipates that its bonds would be linked to the Israeli Consumer Price Index, while the exact rate of interest would be determined at tender.

As the Plaza’s functional currency is the Euro, if bonds are raised Plaza intends to hedge the future obligation to correlate with the Euro.

A full copy of MIDROOG’s report is available at

http://www.plazacenters.com/financial_reports.html

(Currently in Hebrew, an English translation will be available shortly)

Should an offering of Series B Notes be made, it will be made to persons in Israel only.

Mr. Shimon Yitzhaki, President of the Company, commented: “With our Group’s expansion in Central and Eastern Europe and in India, the Group intends to list and offer corporate bonds to the Israeli Capital Market. This will enable the Israeli Capital Market to better understand and take part in Plaza’s scope of activity and development plans, as it understands and takes part in the Company’s scope of activity.”

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lwolf-creutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com